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                                                                      EXHIBIT 14


                                                           FOR IMMEDIATE RELEASE


                COMPUWARE EXTENDS TENDER OFFER FOR VIASOFT, INC.


         PHOENIX, ARIZ. (AUGUST 19, 1999) - Viasoft, Inc. (Nasdaq NM: VIAS) announced today that it has entered into an amendment to the Agreement and Plan of Merger, dated July 14, 1999, among Compuware, CV Acquisition, Inc. and Viasoft, Inc. The amendment to the Merger Agreement gives Compuware the right to extend the expiration of the Offer Period in connection with its tender offer for all the outstanding shares of common stock of Viasoft at any time, and from time to time, to the earlier of October 31, 1999, or five business days after the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976. Any extension of the Offer Period after such dates must be by mutual agreement of Compuware and Viasoft.

         Viasoft also announced today that, pursuant to the Agreement and Plan of Merger, as amended, Compuware has elected to extend the Offer Period until 12:00 midnight, Eastern time, on Monday September 20, 1999. The extension of the tender offer is being made to provide sufficient time to comply with the request for additional information and documents by the Antitrust Division of the U.S. Department of Justice pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and to allow the Department of Justice time to complete its investigation in conjunction with Compuware's ongoing tender offer.

ABOUT VIASOFT

         Viasoft is a leader in understanding enterprise applications to help companies realize the greatest return on their information technology investments. The Company provides business solutions consisting of specialized professional services and award-winning software, designed to enable customers worldwide to cost-effectively manage and evolve their information technology assets. Headquartered in Phoenix, Ariz., Viasoft provides sales and professional services through regional offices in the United States, Canada, Australia, Europe and a growing network of international distributors and resellers. For more information on Viasoft's services and technology, please visit the Company's World Wide Web site at www.viasoft.com.
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ABOUT COMPUWARE

         Compuware productivity solutions help 14,000 of the world's largest corporations more efficiently maintain and enhance their most critical business applications. Providing immediate and measurable return on information technology investments, Compuware products and services improve quality, lower costs and increase the speed at which systems can be developed, implemented and supported. Compuware employs approximately 15,000 information technology professionals worldwide. With trailing 12-month revenues of more than $1.7 billion, Compuware is the world leader in client/server development technology. For more information about Compuware, please contact the corporate offices at 800-521-9353. You may also visit Compuware on the World Wide Web at www.compuware.com.

PRESS CONTACTS:
Mark Schonau                                Christopher M.F. Norris
Senior Vice President, Fin. & Admin.        Director, Corporate Communications
Viasoft, Inc.                               Compuware Corporation
602-952-0050                                248-737-7506


         The statements made in this press release that are not historical facts contain forward-looking information that involves risks and uncertainties. Important factors that may cause actual results to differ include, but are not limited to, market demand and acceptance, the impact of competitive products and services, risks associated with results and timing of technology development and commercialization, the Company's ability to manage growth and acquisitions of technology or businesses, the effect of economic and business conditions including risks inherent in international operations and the ability to attract and retain technical personnel, risks associated with, as well as the Company's ability to manage, a consulting services business and other risks detailed from time to time in the Company's Securities and Exchange Commission filings.